

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2019

Antony Leung
Chairman
New Frontier Corp
23rd Floor, 299 QRC
287-299 Queen's Road Central
Hong Kong

> **Re: New Frontier Corp**
> **Preliminary Proxy Materials on Schedule PreM14A**
> **Filed on September 11, 2019**
> **File no. 001-38562**

Dear Mr. Leung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Rochwarger, Esq.